Exhibit 99.1

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Satellogic

Business Update Conference Call

December 15, 2022

Satellogic – Business Update Conference Call, December 15, 2022
C O R P O R A T E P A R T I C I P A N T S

Emiliano Kargieman, Chief Executive Officer and Co-Founder

Matt Tirman, Chief Commercial Officer

Rick Dunn, Chief Financial Officer

C O N F E R E N C E C A L L P A R T I C I P A N T S

Mike Crawford, B. Riley Securities

Caleb Henry, Quilty Analytics

Edison Yu, Deutsche Bank

P R E S E N T A T I O N

Operator

Greetings, and welcome to the Satellogic Business Update Conference Call.

As a reminder, this conference is being recorded.

Before we begin, let me remind you that some information provided during this call may include forward-looking statements that are based on certain assumptions and are subject to a number of risks and uncertainties, as described in our SEC filings, and actual future results may vary materially. Forward-looking statements in our investor letter issued earlier today, along with our remarks on this call, are made as of today, December 15, 2022, and we undertake no duty to update them as actual events unfold.

Today’s remarks also include certain non-GAAP financial measures, such as Adjusted EBITDA. Full definitions of these non-GAAP financial measures and reconciliations to the comparable GAAP financials for our historical results are contained in our filings with the SEC.

A press release crossed the wire this afternoon at 4:01 p.m. Eastern Time and is available in the Investor Relations section of our Company's website, satellogic.com.

Your hosts today are Emiliano Kargieman, Chief Executive Officer and Co-Founder; Rick Dunn, Chief Financial Officer; and Matt Tirman, Chief Commercial Officer.

At this time, I will turn the call over to Satellogic Chief Executive Officer Emiliano Kargieman.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
Emiliano Kargieman

Thank you. Good afternoon, everyone, thanks for joining the call. We are pleased to share this business update, first half of the year results, our outlook for 2022, and guidance on the business going forward.

Twenty Twenty-two was the year we built our foundation. After going public in January, we built our go-to-market strategy and our sales team. We increased our data collection capability to over 6.2 million square kilometers per day. That's almost a 30% increase over our capability at the beginning of the year. At the same time, we doubled our manufacturing capacity. While we're disappointed at our $2.4 million of first half revenue, we expect to end the year with strong growth, driven by our Asset Monitoring business, expecting to double our revenues in the second half of the year compared to the first half, and increase our new bookings by a factor of eight in the second half of the year compared to the first half. Our bookings and current pipeline support continued strong growth into 2023.

The fundamentals to support this growth are very solid. We're currently operating 26 satellites in orbit, the largest commercial fleet of sub-meter resolution satellites in the world, with the largest daily data collection capability. Our current data collection capability is more than double that of our next closest competitor. We launched nine satellites in the first half of 2022, and expect to launch four additional satellites in the next SpaceX transporter mission. You will be able to watch this launch live; if you come to our website, we will have a link there. These four satellites are expected to add another 18% to our daily data collection capability, bringing our daily capture capability to 7.3 million square kilometers per day. Our manufacturing capacity today, in our facilities, is to build over 24 satellites per year, and in May 2022 we secured the launch capacity for our next 68 satellites to be launched with SpaceX.

We are proud to share also that the NGA and U.S. Geological Survey have publicly recognized that our image quality is significantly better than any of our small-satellite peers and on par, for most applications, with larger satellites that cost 400 or 800 times more to build than ours. As a result, we’re able to deliver comparable high-resolution imagery at a significant cost advantage and with increased availability and reliability relative to our large satellite peers.

Our vertical integration and patented camera technology enables substantially better unit economics than our peers. We're showing now that we can leverage these unit economics to grow the market for Earth Observation.

An example of this is our recently announced contract with the Republic of Albania. Albania plans to use two of our satellites on top of their territory to monitor construction, building expansions, and to locate illegal crops. Now, for the first time, they will be able to manage their territory more efficiently by commanding access to real-time satellite data. Albania's surface area is less than 30,000 square kilometers, which is a small portion of the Earth, of course, but it is also a very small portion of each satellite’s capacity, considering that our current generation is capable of collecting approximately 280,000 square kilometers of data every day. This three-year $6 million Constellation-as-a-Service contract will generate approximately $2 million in revenue per year. It’s a tremendous value for Albania, at a great price, and a strong margin for us, given our low manufacturing costs.

We believe there are many countries like Albania that would like to access satellite data at this price. Because of our unit economics, we are demonstrating that we can open that market for the first time.

In summary, we have the largest high-resolution capture capability in orbit, the best data quality among our peers, and the lowest cost. These three pillars will support our penetration of the existing Earth Observation data market and drive its expansion.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
As part of our go-to-market strategy, we added a new line of business, Space Systems, that will allow us to sell our satellites directly to select customers where satellite ownership is important. Our fast build-to-launch cycles allow us to go from a signed contract to a satellite delivered in orbit in less than eight months, a first in this industry. This fast turn-around and the appealing technical characteristics of our satellites, paired with their low cost, create a valuable alternative for customers looking to increase their in-orbit capacity quickly, or for customers looking to build an inventory of assets to lower response times in the face of an emergency. We expect our Space Systems business to be an integral part of our revenue growth in the upcoming years, with high margins.

Recognizing the global market outlook, we took steps early in the third quarter to reduce our operating expenses and pace our new Capex investments. The measures we took include an 18% reduction in headcount and lowering our launch plans for 2023 to 18 to 21 new satellites.

We believe we have a solid plan for revenue growth and a path to profitability with a lean company that supports our continuous investment in our future. We are committed to the three pillars of our value proposition to our customers: offering the largest high-resolution capture capability while delivering the best data quality, all at the lowest cost.

I will now turn the call over to our Chief Commercial Officer, Matt Tirman.

Matt.

Matt Tirman

Thank you, Emiliano.

Satellogic is honored to support customers across a broad range of industries and use cases. In 2022, our fleet of high-resolution satellites has exposed Russia’s war against Ukraine with the provision of data to the United States, NATO, and Ukraine Government officials to identify illegal grain shipments, highlight troop and equipment movements, and to monitor the impact on the built and natural environment. Our multispectral imagery is being used to map lithium deposits in South America as well as monitoring the world’s largest bauxite and iron ore mines in Australia, and the health of palm oil plantations across Malaysia. Our growing constellation continues to provide mission- and industry-critical earth observation data to customers worldwide, and I am excited to share with you our go-to-market lines of business.

Today, we have three unique business lines, Constellation-as-a-Service, Asset Monitoring, and Space Systems, that will allow us to serve the existing Earth Observation market and begin to monetize access to a host of new Earth Observation customers. Our Constellation-as-a-Service business, which we previously referred to as Dedicated Satellite Constellation, has strong growth led by the aforementioned three-year agreement awarded from the Republic of Albania to access a dedicated satellite constellation. Albania plans to use the data provided under this agreement to monitor crops, illegal buildings, infrastructure, borders, and maritime activity, giving the government the ability to more efficiently manage their territory. Our Constellation-as-a-Service business is designed to provide us with a strong recurring revenue base in the government and defense intelligence market over time.

Our Asset Monitoring revenue has grown at a 35% CAGR, year to date through October.

Finally, we’ve established a new business line, Space Systems, to leverage our ability to quickly build and launch high-quality sub-meter satellites at a low cost and provide us with an additional source of revenue on our path to profitability.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
Our Asset Monitoring business is our most predictable revenue stream, and we anticipate that it will be one of the primary drivers of the business going forward. Every day we have government and commercial customers tasking our satellites around the world to monitor assets and to keep up with their changing reality. Defense and Intelligence customers look at ports, airfields or build-up of military equipment; mining companies monitor the environmental impact of their operations; and insurance companies are interested in building baselines and quickly assessing property damage as it occurs.

With what we believe to be the largest available capacity, best-in-class imagery and lowest price in the industry, we can support a growing number of customers around the world at decreasing marginal cost.

In 2022 our Asset Monitoring line of business started slow, as customers tested our data and integrated it into their workflows. We anticipate this business will continue to grow as we create a new market for lower-cost Earth Observation data. Additionally, as our capacity expands and we begin to offer more frequent remapping of the world, we believe that demand for this product will increase by orders of magnitude.

For example, we believe that monthly world remaps are immediately valuable to a large number of commercial customers in the financial services, energy and agriculture sectors. Biweekly world remaps are more valuable, and weekly world remaps will create an entirely new market, unlocking additional demand for Earth Observation data.

For government customers, the leading driver of growth for our Asset Monitoring service to be available capacity. We expect competition for high-resolution imagery capacity to continue to be constrained due to three factors: the aging fleets of our competitors, continued delays in the roll-out of new satellites by our competitors, and the Electro-Optical Commercial Layer, or EOCL, contract awarded by the United States National Reconnaissance Office to our U.S.-based peers, that will likely increasingly consume their capacity and focus. As a result, we believe we are well positioned to capitalize on the opportunity to capture market share going forward, both in the U.S. and with allied countries abroad.

Our commercial customers require reliability, affordability, and ease of use, along with information relevance. Our large fleet and its capacity enable us to deliver a reliable stream of data. Our unit economics allow us to price the service at groundbreaking price points in relation to our peers. Our accessible APIs make our data very easy to use, and we have developed several partnerships with analytical and value-added service providers to convert this data into actionable information for this last mile.

With our current fleet, this serviceable commercial market includes Asset Monitoring for certain use cases within the insurance, mining, oil and gas, and agriculture sectors. As our fleet grows, the use cases we can support are broadened, and by the time we reach the ability to remap the Earth on a monthly, biweekly, weekly or daily basis, we will be in a position to distribute data at a near-zero marginal cost. As our fleet continues to grow, our Asset Monitoring business is ready for take-off, if you can pardon the space pun.

Our Constellation-as-a-Service business offers governments around the world the ability to control satellites on top of specific areas of interest. Similar to how cloud computing replaced most on-premise data centers, we expect the Constellation-as-a-Service model to become the preferred way to securely operate sovereign, autonomous capacity, complementing and increasingly replacing national Earth Observation satellites.

We expect the multi-year, multimillion-dollar contracts associated with Constellation-as-a-Service to provide us with a strong recurring revenue base in the government and defense intelligence market over time. While the nature of the Constellation-as-a-Service business is challenging in predicting bookings and revenue, we believe a strong pipeline of opportunities exist to further grow this business line.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
Finally, in the second half of 2022 we launched our Space Systems business, as we recognized that our ability to build and launch satellites quickly, in large volumes and at a low cost, creates yet another opportunity to support our growth. We have built a vertically integrated satellite manufacturing capability that is critical to achieve our low-Capex cost and ultimately reach our unit economic target for our Asset Monitoring business.

Vertical integration enables us to manage our supply chain and navigate recent global supply issues without affecting our launch schedule. Our fast build-to-launch cycles for our satellites can go from purchase order to commissioning in orbit in less than eight months, which is without comparison in our industry. All these factors have allowed us to quickly build a pipeline around our Space Systems business that we expect will start to convert into revenue in the second half of 2023.

To reinforce our focused go-to-market and the aforementioned lines of business, we believe we have a robust and focused pipeline heading into next fiscal year. Our Asset Monitoring and Constellation-as-a-Service pipeline of qualified opportunities stands at $96 million of total contract value that has an approximate average contractual life of three years. Approximately $37 million corresponds to 2023 revenue potential. With respect to Space Systems, we have identified a little over $100 million in 2023 opportunities that are in the discovery and qualification stage.

I will now turn it over to our Chief Financial Officer, Rick Dunn.

Rick Dunn

All right, thank you, Matt.

We went public in late January this year, which allowed us to begin our life as a public company debt free and with cash proceeds totaling $168 million, and we ended the first half with $124 million of cash in the bank.

As we wrap up 2022 and prepare for 2023, we’ve seen increased momentum in terms of revenue, backlog, and pipeline. We expect 2023 to be much stronger, considering some of the opportunities that we have already closed, coupled with the quality of the opportunities reflected in our pipeline that we’re aggressively working to close.

While we believe our business fundamentals remain strong and that we can achieve our long-term growth objectives, we are updating our previously issued guidance and the overall timing of achieving our longer-term strategic goals. Revenue has been slower to develop than originally guided and, in this context, we've taken measures to conserve cash and put our Company on a path to profitability. I’ll discuss some of those measures and also provide you with an updated view of what we think our future looks like.

Our first half 2022 revenue was $2.4 million, and we expect Full Year 2022 will be in the range of $6 million to $8 million in revenue. Going forward, revenue will be driven by our continued growth within our existing lines of business, Asset Monitoring and Constellation-as-a-Service, together with our Space Systems line of business. In 2023, we expect revenue will be in the range of $30 million to $50 million. We anticipate that Space Systems will make up 25% or more of our 2023 revenue. Asset Monitoring is expected to be approximately one-third of our 2023 revenue, with the balance being Constellation-as-a-Service. The total contract value of our Asset Monitoring and Constellation-as-a-Service bookings today is $27 million as of the end of October, which we expect will translate into approximately $8 million of 2023 revenue. We expect that Space Systems will most likely be weighted towards the second half of the year. Revenue in 2024 and 2025 is expected to be between $70 million and $110 million and $140 million to $200 million, respectively.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
We expect our overall gross margins will range from 70% to 80% in 2023 through 2025. We expect Space Systems will contribute considerable per-unit cash flow, and margins in this business line are expected to be higher than Asset Monitoring or Constellation-as-a-Service, considering our low manufacturing costs.

We were able to upgrade our existing manufacturing facility in Uruguay to handle our current production needs, enabling us to delay the launch of our previously discussed high-throughput plant in the Netherlands.

Our operating expenses are expected to decline in 2023 compared to 2022, even with our anticipated revenue growth, and this is driven primarily by a reduction in salaries and related expenses associated with headcount reductions, coupled with increased operational efficiency in G&A expense following our going-public transaction and our increasing maturity as a public company.

We’ve launched nine satellites year to date, and expect to launch four more in the next SpaceX launch. Including these four, we expect to launch a total of 18 to 21 satellites in 2023, which will enable us to remap the Earth every two weeks by the end of the year. As we continue to build our constellation and the frequency of our remapping increases, we expect our marginal cost of serving a customer to decrease, due the growth of our data catalog on our platform. Additionally, we expect our tasking and revisit capabilities to expand with our constellation growth.

We expect an Adjusted EBITDA loss in 2023 of between $20 million to $35 million. In 2024, we expect Adjusted EBITDA in the range of a $10 million loss to a $35 million gain. In 2025, we expect Adjusted EBITDA to be between $35 million to $90 million.

With the execution of our business plan, we are confident that we have sufficient cash runway to reach Adjusted EBITDA breakeven in 2024.

With that, I'll turn it back over to Emiliano for closing remarks.

Emiliano Kargieman

We started building our first satellite in 2012. We spent the last decade building, improving and validating our technology in orbit and developing the proprietary processes that would make remapping the Earth possible.

We believe that the moat created by our IP-protected, superior unit economics and near-zero marginal cost at scale place us in a unique position to monetize access to Earth Observation data and grow our addressable market by 30 times. We're not aware of any other company in the world that is able to execute this strategy.

This year we have unlocked multiple pathways to commercialize our fleet and fleet-building capacity, and successfully iterated on our go-to-market strategy and  execution to support  our future  growth. Our steadily growing Asset Monitoring revenue line is poised to expand significantly in the coming years as our increased fleet size further enables our partner ecosystem to bring revolutionary new products to market. Our Asset Monitoring business is complemented by our Constellation-as-a-Service and Space Systems business lines, which have demonstrated market demand and strong growth indicators.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
In the context of the current market outlook, we have made decisive moves to manage our expenses, and we have a solid plan to allocate our capital and use our resources to achieve profitability while continuing to invest in our strategy to grow the total addressable market for Earth Observation.

Our technology and vertical integration support superior unit economics and scalability that, in turn, allow us to operate a fleet in orbit that can deliver the best quality of data and best Asset Monitoring service at the best price while maintaining significant spare capacity for our other business lines. Today, we can turn that spare capacity into bespoke solutions for governments and Global 1,000 companies that are currently supply-constrained, or effectively priced out of the market.

As we look forward, we're committed to building the infrastructure in orbit to remap the Earth in high resolution and at high frequency, to grow the Earth Observation addressable market well beyond just peripheral market expansion, as we disintermediate alternative sources of data being utilized today across many industries.

Satellogic was built to help address some of the world’s most pressing problems by allowing governments, companies of all sizes, and even individuals access to a catalog of everything happening on Earth. Our long-term commitment remains unwavering: we will remap the Earth to build a better and more resilient world. We have the technology, the unit economics, and the resolve to do so. We welcome you as our shareholders to partner with us as we build this business, with a purpose that we can all stand behind and be proud.

Thank you. Now, the Satellogic team would like to take your questions.

Operator.

Operator

Thank you. Our first question comes from the line of Mike Crawford with B. Riley Securities. Please proceed with your question.

Mike Crawford

Thank you.

Do you have any intention or desire to implement SAR payload so you could provide nighttime imagery, as well?

Emiliano Kargieman

No. We’re fully focused today on delivering optical imagery. We believe our plan of remapping the Earth every day, to deliver high-resolution high-frequency data for most major applications, is the right strategy to deliver a data set that is needed in the market to make better decisions. SAR has its own limitations around duty cycle and how much SAR satellites can actually collect over an orbit, so we don’t think the technology is mature enough to make it to mainstream applications yet.

Mike Crawford

Okay, and then, is there an impediment to being able to serve U.S. intelligence market, given foreign ownership aspect of Satellogic? What do you do to help overcome any potential concerns there?

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
Emiliano Kargieman

We look at the U.S. Government as a very interesting market, they’re interesting customer, of course, the U.S. government is the largest client for Earth Observation data in the world. But it’s also, if you think about it, a very small portion of our total addressable market. Right? Look at Albania, the surface area of Albania is less than 0.1% of the land mass of Earth. Right? That’s still sizable contract for us. Think about all the countries above and below Albania, and all the countries around Russia today, for example. Because of our low cost and our addressable market, really it starts to include all these different countries, right, and every insurance company, every mining company, every oil and gas operation and so on. So our total addressable market is probably over 50 times larger than the U.S. Government itself.

Now, our competitors have their limited capacity tied to service the EOCL contracts for the NRO and other contracts in the U.S., and that means they have no available capacity left to serve other customers abroad. This market abroad is mostly our total addressable market. Now, don’t get me wrong: we work with the U.S. Government, we welcome working with the U.S. Government, both directly and through partners, as we have been doing this year, and we will continue to do so. We are in a position to do that, and we will be increasingly in a better position to do that as we continue our plans in the U.S. But we believe that a much bigger opportunity exists elsewhere for us.

Mike Crawford

Got you, thank you, and then I had one final question. I think in the past you’ve talked about the ability to capture order of magnitude amounts of data compared to competitors, and at an order of magnitude lower Capex cost for satellites than competitors. Could you just remind us of what—or update us on what you anticipate the cost to build and launch these 18 to 21 satellites next year is?

Emiliano Kargieman

Yes, correct. We continue to have the same unit economics and the same unit economic advantage that we referred to in the past. Right? Our satellites collect over 280 thousand square kilometers of data per day, and that is an order of magnitude higher than any other small satellite platform, and they cost—bill of materials is in the order of $500,000, and the fully loaded cost of the satellites in orbit would be below $1 million per satellite. So that puts us in a place where, if you look at the Capex costs, that’s also an order of magnitude lower than the Capex cost of any of our small satellite use. Those two things put together give us a hundred times better unit economics than our peers, and that continues to be the cornerstone of our strategy, to execute on our plan to go and remap all of the Earth, strategy that we really don’t believe any other company is in a position to execute on. Right?

Mike Crawford

Okay, well thank you very much.

Emiliano Kargieman

Thank you, Mike.

Operator

Our next question comes from the line of Caleb Henry with Quilty Analytics. Please proceed with your question.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
Caleb Henry

Hi. Thank you. Couple of questions.

With the plan to add 18 to 21 satellites next year, how many spacecraft does Satellogic anticipate having in orbit at the end of that year? I’m just curious what that number will be with the new satellites and the existing fleet. I don’t know if any are going to be retired between now and then.

Emiliano Kargieman

Thanks, Caleb, that’s a great question.

Yes. We’re launching 18 to 21 satellites next year. We have a number of satellites that are due to be decommissioned next year; in particular, there’s 10 satellites that we launched in October 2020 that the end of their design lifetime would be in October 2023, so they would be decommissioned by October next year. So we have 26 satellites today that we’re operating; we’re adding 18 to 21 satellites next year; we expect a portion of those 10 satellites that we launched in October 2020 to be decommissioned by the end of the year; of course it’s normal, as you know, in this industry that satellites live well beyond their design lifetimes, and we have continued to operate satellites that we launched in the past well beyond their design lifetimes, so the exact number we will have to see at the end of next year.

Caleb Henry

Okay. For the satellites that you guys are building today, is the plan to continue with roughly three-year design life?

Emiliano Kargieman

Correct. Our business model doesn’t call for anything more than that; our business model supports building satellites that have a three-year design lifetime, and that lifetime is really tailored for us, in a way, that allows us to maximize the value we get from the technology and maximize also how quickly we can put new technology in orbit. Right? So I think we’re very happy with that decision, and it’s working out well for us.

Caleb Henry

Okay, and then just a couple of questions about the long-term plan. I think in the past the goal was stated to have over 200 satellites, I think, by the end of 2025, and to eventually go down in resolution to I think it was sub 40 centimeter resolution; I don’t know if there was a year attached to that. But with the revised kind of timeline kind of slowing down the cadence of launch a little bit, can you run through what is the plan to hit 200-plus satellites, if that’s still the target number, and then what are your goals in terms of not just accelerating the revisit rate but also sharpening your resolution?

Emiliano Kargieman

Well, that’s a good question.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
Our goal is to remap the Earth. Right? Not to hit any specific number of satellites. Our goal is to remap the Earth, the final goal is to remap it on a daily basis, but before remapping the Earth on a daily basis we will remap the Earth every month, and then every couple of weeks, and then every week, and then we will remap the Earth daily when we hit around 200 satellites, right. But our strategy is not a Field of Dreams’ build it and they will come strategy, right, where we’re going to go and put a large number of satellites and then wait for the market to materialize, right. We’re pacing our satellite rollout with the market option, basically, and with (inaudible). Right? That’s where every time we increase the frequency of remapping of the Earth we’re enabling more applications and new applications to be developed by our ecosystem partners, and so we think, as we see the strong growth in revenues throughout the next years, we’ll start pacing up the rollout of satellites, to get it to 200 in the next years. The exact horizon, we don’t need to see in terms of how we pace those Capex investments, right?

In terms of next generation satellites, yes, we’ll continue to design a next-generation satellite, the resolution for next generation is going to be below 40 centimeters, we expect to be launching the first of those satellites in 2024.

Caleb Henry

All right. Thank you.

Operator

Our next question comes from the line of Edison Yu with Deutsche Bank. Please proceed with your question.

Edison Yu

Hi, thanks for the business update today, I think it’s a lot of information shared.

First question. Based on your backlog and pipeline, how are you thinking about the contribution from the various subverticals? So, whether it’s agriculture, energy, you previously laid out some pretty big TAM numbers. How do we think about where you’re getting the most traction among those end markets and where it’s probably trending a bit weaker?

Emiliano Kargieman

When we look at our existing backlog and our pipeline going into next year, I think we’ll continue to see government and defense and intelligence be the majority of the revenue. Commercial is going to be one part of our Asset Monitoring business, but the commercial revenue will be, we expect, throughout next year be in the order of 15% of total revenue, and the rest will probably come from governments and defense and intelligence in particular, where we continue to see the existing market, the more clear match with existing capacity.

As we grow the constellation, and we are in a position to remap the Earth monthly and then biweekly and so on, we see that at the point where the initial commercial applications start to take-off and start to overtake defense and intelligence as government the main market for us.

Edison Yu

Understood. Second question. On the cost structure, I understand you have a very low cost structure. I’m curious, when it actually comes to sort of competitive bidding or when you’re trying to price it to the actual customer, do you have any sense of how much lower that you can go, or is it more that’s not really the game being played, because people have a naturally higher cost structure, so you obviously don’t need to price it or (inaudible) lower? Just curious on how like the dynamics here actually play out to the end user, rather than just your cost structure.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Satellogic – Business Update Conference Call, December 15, 2022
Emiliano Kargieman

With 26 satellites in orbit today, we are in a position where we need to do what everybody else in this industry is doing, right, which is pointing the satellites to go and capture the specific targets for a customer, right. When you do that, what it means is, basically there’s competition for scarce resources, right? Your customers are competing for the pointing of your satellites to their targets. When that happens, what tends to happen is that you end up prioritizing the customers that are willing to pay more, and this is really one of the reasons why defense and intelligence and governments are the main customer for Earth Observation today, because they’re the ones in a position to pay more for the data, right, they’re not so sensitive to pricing.

Now, what’s interesting about our strategy, that we believe no other company in the world is in a position to execute, is that, as we start to remap the Earth in high resolution, we get to a point where we—for example, if we’re remapping the Earth every month, for every end customer that needs monthly data, we don’t need to point the satellite to collect the data to give to the customer, right. So they’re not competing for resources anymore. At that point, we can actually go as low as is necessary for each particular application so that customers have a positive ROI when they’re using our data. That is, in our minds, the key to open up the mainstream markets for Earth Observation, and that’s the reason we believe the total addressable market that we have is over 50 times larger than any other high-resolution Earth Observation company in market today.

Edison Yu

Thanks. Just one financial one. So obviously a lot of updates on the outlook from 2022 through 2025. I’m just curious, obviously a lot of space companies, those original projections were not as meaningful per se, but I guess, what do you think drove—if you rank kind of the biggest drivers in the outlook and what caused it to change, how would you sort of rank the top items that caused you to change the outlook?

Emiliano Kargieman

Look, 2022 was for us the year we took the Company public, we really built a foundation for executing going forward, right? Of course we have a very good understanding of our sales cycle now, we have a strong pipeline of deals that we expect to start closing successfully, double the revenue in the second half of the year compared to first half, and we expect to continue the strong growth going forward in 2023. Given our existing backlog, pipeline, and our refined understanding now of our sales motion if you want to say cycles, after another year talking to customers, we’re extremely confident now in the numbers that we’re guiding for, for next year, right?

If we look at our growth going into the out years, I think this is the main reason, and then the other one is, as we mentioned, in the current context we decided to pace our Capex investments, and to pace a little bit the getting to—first getting to monthly, then getting to biweekly, then getting to weekly data collection over the planet, and then going to daily, right, and the projections look like that.

Edison Yu

Thanks, I appreciate the color. Thank you.

Emiliano Kargieman

Thank you.

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Satellogic – Business Update Conference Call, December 15, 2022
Operator

We have reached the end of the Q&A portion of the phone line. We’ll now proceed with the webcast portion of the Q&A session.

Male Speaker

The first question asks, looking forward into 2025, how do you break revenue projections between the three revenue lines?

Emiliano Kargieman

Thanks. It really depends on how the market evolves. Right? We have primary Asset Monitoring is going to be the primary driver of our growth, always, we think that’s where the largest business opportunity exists, we think that’s what is going to penetrate into mainstream applications as we grow our infrastructure in orbit, right, so we think Asset Monitoring is going to be driving that for sure. Constellation-as-a-Service provides us with a really good recurring revenue base. Our total addressable market, both for Constellation-as-a-Service and Space Systems satellite sales, is a smaller total addressable market than the market for Asset Monitoring, by a large factor, right, for the reasons that we have been explaining, Constellation-as-a-Service and satellite sales are mostly a government business. Right? So, our growth in Asset Monitoring is going to be driven by our customers, and by customer adoption of Asset Monitoring, and we expect, as we get to the point where we’re remapping the Earth at high frequency, that that’s going to be the really the biggest piece of our revenue going forward.

Male Speaker

The next question asks, what are the main challenges that you were finding in the commercial area, and how do you unlock that revenue potential?

Emiliano Kargieman

That’s a great question, and I think I answered a little bit of it before.

I think the main challenge in the commercial side continues to be the price of the data, the end price of the data delivered to a customer. The way we address that, and that nobody else is in a position to do, is by going and remapping the Earth so that we can deliver essentially at near-zero marginal cost for each new customer, which means we can adapt the pricing based on the end-use application and really serve the customers at a price that they’re willing to pay to solve the specific problems, right?

The second piece of what is needed to unlock the commercial market is related to the difference between consuming pixels, if you want, and consuming information. Commercial customers do not have their own teams of image analysts that are able and trained to look at satellite imagery and derive business insight. So to do that, they require that both us and both partners, because that is their strategy or machine learning, AI partners, and the value-added service partners that subscribe to our data, so the commercial customers require them and require us to transform the pixels into something that they can actually use to make decisions on a daily basis, right. So by building this data platform and enabling our value-added service partners to access our data and produce end applications, we think that’s the way to solve the second hurdle to the (inaudible) commercial market. We believe those are the two biggest hurdles, and we’re in a really good position to stare those down and allow the commercial market to flourish.

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Satellogic – Business Update Conference Call, December 15, 2022
Male Speaker

The next question asks, you spoke about reduction expenses; can you provide any information regarding head count for Satellogic this year?

Rick Dunn

Yes, sure. We reduced our head count by 18% this year, and we stand at about 380 people today, that’s a significant reduction for us relative to the guidance that we previously provided, as well as our peak during the course of the year.

We do expect our head count to remain more or less flat throughout 2023.

Male Speaker

The next question asks, selling satellites is a short-term measure until break-even? That’s a question. And does this compete with the remapping capacity?

Emiliano Kargieman

What’s interesting is no. We don’t look at this as a short-term business line, until we reach break-even. We actually think that we have enough capacity to build our constellation of satellites and to build satellites for third parties, and we see some customers that are interested particularly in ownership. Right? There’s no reason for us not to help those customers with low-cost high-performance solutions to the problems they have. In the end, it’s really about how we take the technology that we have and we offer that capacity in the market, and this is just another alternative for us to do that. Right? So we expect this business line to continue, going forward, it’s a high-margin business line for us, and it makes use of investments that we’ve been doing over last ten years, both in IP processes, vertical integration and manufacturing capacity, so we think there’s a really good reason for us to do that.

Male Speaker

The next question asks, can you please state how many satellites will be produced in Uruguay, and how many will be produced in the Netherlands, three years out?

Emiliano Kargieman

Today we have the capacity to produce 24 satellites per year in our facility in Uruguay. Going forward, we can continue to grow the capacity; we have both the clean room space and the ability to hire locally to continue to grow the capacity and multiply it by two or three. Our high-throughput facility in the Netherlands will come into production as we start to gear up to get to daily, and the exact timing is yet to be defined.

Male Speaker

The next question asks, does your business plan require additional funding?

Emiliano Kargieman

We’ve raised sufficient capital with our going-public transaction to fund our current business plan. We don’t require additional financing. We know our sales cycle, we built a strong pipeline, opportunities, a good backlog, we have sufficient satellites in orbit, even today, to support our revenues, going forward, and we have sufficient additional manufacturing capacity to support the upcoming sales from the space systems line. We’re really in control of how much we spend and how much we invest into our future business. So we don’t expect to be raising additional financing.

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Satellogic – Business Update Conference Call, December 15, 2022
Male Speaker

We have no more webcast Q&A.

Operator

I would now like to turn the call back over to Mr. Kargieman for closing remarks.

Emiliano Kargieman

Well thanks, everyone, for joining the call, and we are happy to provide you with this update, and feel free to reach out to our investor relations team at MZ Group if you have any further questions.

Thank you.

Operator

This concludes today’s conference, and you may disconnect your lines at this time. Thank you for your participation.

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